United States securities and exchange commission logo





                           November 23, 2022

       Oystein Kalleklev
       Chief Executive Officer
       Flex LNG Ltd.
       Par-la-Ville Place
       14 Par-la-Ville Road
       Hamilton, HM 08
       Bermuda

                                                        Re: Flex LNG Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed November 15,
2022
                                                            File No. 333-268367

       Dear Oystein Kalleklev:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown, Staff Attorney, at (202) 551-3905 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Keith J. Billotti